Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2002 (b)	2001 (b)	2000 (b)	1999	1998

Fixed charges, as defined:
Interest on long-term debt	$209	$220	$223	$205	$188
Interest on short-term debt and other interest	3	4	16	12	14
Amortization of debt discount, expense and premium - net	7	6	4	3	2
Interest on capital lease obligations
Charged to expense			4	9	8
Capitalized				1	2
Estimated interest component of operating rentals	7	8	14	19	18
Preferred stock dividends of subsidiaries on a pre-tax basis	13	23	23	23	23

Total fixed charges	$239	$261	$284	$272	$255

Earnings, as defined:
Net income (a)	$39	$114	$250	$444	$361
Preferred security dividend requirements	16	26	26	37	48

	55	140	276	481	409
Add:
Income taxes	18	65	171	151	273
Amortization of capitalized interest on capital leases			2	2	2
Total fixed charges as above (excluding capitalized interest, capitalized interest on capital lease obligations and preferred stock dividends of subsidiaries on a pre-tax basis)	225	238	257	243	222

Total earnings	$298	$443	$706	$877	$906

Ratio of earnings to fixed charges (c)	1.2	1.7	2.5	3.2	3.6

(a)	Net income excludes extraordinary item and the cumulative effect of a change in accounting principle.
(b)	Due to the corporate realignment on July 1, 2000, data in 2000 and subsequent years are not comparable to prior years. See Note 19 to the Financial Statements for additional information.
(c)	Ratio of earnings to fixed charges for years 2001 and prior were recalculated to give proper effect of preferred security dividends of subsidiaries on a pre-tax basis.